SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW
                                [GRAPHIC OMITTED]

                                             May 9, 2006

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Donald C. Hunt; Peggy A. Fisher

      Re:   Universal Detection, Inc.
            Registration Statement on Form SB-2 filed February 14, 2006 File No. 333-131849

Ladies and Gentlemen:

      The following addresses the comment of the reviewing Staff of the Commission as set forth in the comment letter of March 1, 2006 relating to the Registration Statement on Form SB-2 (the "filing") of Universal Detection Technology, Inc. ("Universal Detection" or the "Company"). On behalf of the Company, we respond as follows.

      As requested, the Company has amended the Registration Statement to include updated financial information. The amended Registration Statement is being filed concurrently with the filing of this letter.


      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.



                                              Very Truly Yours,

                                              /s/ Darrin Ocasio
                                              -----------------
                                              Darrin Ocasio